Creating the World Leader in Silver



BOLNISI GOLD NL

COEUR
THE PRECIOUS METALS COMPANY

Palmarejo Silver and Gold Corporation

May 2007

NYSE: CDE
TSX: CDM
www.coeur.com



Cautionary Statement

This presentation contains forward-looking statements within the meaning of securities legislation in the United States and Canada. Such statements are subject to numerous assumptions and uncertainties, many of which are outside Coeur's control. Operating, exploration and financial data, and other statements in this press release are based on information Coeur believes is reasonable, but involve significant uncertainties affecting Coeur's business, including, but not limited to, future gold and silver prices, costs, ore grades, estimation of gold and silver reserves, mining and processing conditions, construction schedules, currency exchange rates, and the completion and/or updating of mining feasibility studies, changes that could result from Coeur's future acquisition of new mining properties or businesses, the risks and hazards inherent in the mining business (including environmental hazards, industrial accidents, weather or geologically related conditions), regulatory and permitting matters, risks inherent in the ownership and operation of, or investment in, mining properties or businesses in foreign countries, as well as other uncertainties and risk factors set out in the company's filings from time to time with the SEC and the Ontario Securities Commission, including, without limitation, Coeur's reports on Form 10-K and Form 10-Q. Actual results and timetables could vary significantly from the estimates presented. Readers are cautioned not to put undue reliance on forward-looking statements. Coeur disclaims any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or otherwise.

Cautionary Statement

Scientific and technical information in this presentation relating to the Palmarejo project was prepared under the supervision of Kenneth M. Phillips, geologist of VOP Mining Services Pty Ltd who is also a director of Bolnisi Gold NL. Mr. Phillips is a qualified person under NI 43-101 and a Member of the Australasian Institute of Mining and Metallurgy. Mr Phillips has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the 'Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves'. Mr Phillips has consented to the inclusion in this press release of the matters based on his information in the form and context in which it appears.

Donald J. Birak, Coeur's Senior Vice President of Exploration, is the qualified person responsible for the preparation of the scientific and technical information concerning Coeur's reserve and resource information in this document. Mr. Birak has reviewed the available data and procedures and believes the collection of exploration data and calculation of Coeur's mineral reserves and resources reported in this document was conducted in a professional and competent manner. For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources, as well as a general discussion of the extent to which the estimates may be affected by any known environmental, permitting, legal, title, taxation, socio-political, marketing or other relevant factors, please see the Technical Reports for each of the Rochester, Cerro Bayo, Martha, San Bartolome, Kensington, Endeavor and Broken Hill projects as filed on SEDAR at www.sedar.com

The definitions of proven and probable mineral reserves and resources under Canadian National Instrument 43-101 are substantially identical to the definitions of such reserves under Guide 7 of the SEC's Securities Act Industry Guides. Mineral resources are in addition to mineral reserves and have not demonstrated economic viability.

This presentation uses the terms "Measured", "Indicated" and "Inferred" Resources. U.S. investors are advised that while such terms are recognised and required by Canadian regulations, the Securities and Exchange Commission does not recognise them. "Inferred Resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category.

Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into reserves. U.S. investors are also cautioned not to assume that all or any part an Inferred Mineral Resource exists, or is economically or legally mineable.

COEUR
THE PRECIOUS METALS COMPANY

BOLNISI
GOLD NL

Additional Information

The proxy statement that Coeur plans to file with the United States Securities and Exchange Commission ("SEC") and mail to its shareholders will contain information about Coeur, Bolnisi, Palmarejo, the Palmarejo Project, the proposed Transaction and related matters. Shareholders are urged to read the proxy statement carefully when it is available, as it will contain important information that shareholders should consider before making a decision about the Transaction. In addition to receiving the proxy statement from Coeur by mail, shareholders will also be able to obtain the proxy statement, as well as other filings containing information about Coeur, without charge, from the SEC's website (www.sec.gov) or, without charge, from Coeur. This announcement is neither a solicitation of a proxy, an offer to purchase, nor a solicitation of an offer to sell shares of Coeur. Coeur and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Coeur's shareholders with respect to the proposed Transaction. Information regarding any interests that Coeur's executive officers and directors may have in the Transaction will be set forth in the proxy statement. The Coeur shares to be issued in the Transaction have not been and will not be registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Coeur intends to issue such Coeur shares pursuant to the exemption from registration set forth in Section 3(a)(10) of the Securities Act.

Copies of the acquisition agreements and certain related documents will be filed with Canadian securities regulators and will be available at the Canadian SEDAR website at www.sedar.com.

Silver equivalent ounces referred to in this presentation include gold ounces converted to silver based on the ratio of the analyst consensus metal price forecasts for 2009, which were US$10.52 per ounce for silver and US$616 per ounce, for a ratio of 59:1.

A detailed description of the reserves and resources of Coeur and Palmarejo that form the basis of the data and estimates contained in this presentation is included in the final pages to this presentation.

BOLNISI GOLD NL

COEUR
THE PRECIOUS METALS COMPANY

Palmarejo Silver and Gold Corporation

The Leader in Silver

- Leading Primary Silver Production - 31.6 million ounces expected in 2009 (48.6 million ounces silver equivalent)[1]
- Leading Primary Silver Growth Profile - 47.1% over the next 2 yrs – greater than 3X the growth of nearest peer
- Leading Resource Base – 90% larger than nearest peer:
  - Over 564 Moz measured and indicated silver equivalent and
  - 153 Moz inferred silver equivalent
- Leading Global Liquidity
- Low Costs - below US$2 per ounce in 2009[2]

Note:
1. Based on analyst consensus estimates
2. Management estimate

The Leader in Silver

- Strong Balance Sheet to Finance Growth without dilution

- No Silver Hedging

- Assets Located in the Americas and Australia

- Experienced Management – exploration, development and open-cut and underground operating expertise

- **The "Go-To" Silver Stock**

Leading Silver Production

New Coeur will be the World's largest Primary Silver Producer



2009 Silver Production (M oz)[1]

	New Coeur	Pan American	Silver Wheaton[2]	Hecla
Gold Production (koz)	288	20	-	153

Note:
1. Analyst estimates, does not include base metals
2. Company has announced silver production to increase to 23 million ounces by 2009

7

COEUR
THE PRECIOUS METALS COMPANY

Leading Growth Profile

The leading growth company in both Silver and Silver Equivalent



Primary Silver Production (2007E-2009E)[1,2]

- New Coeur: Silver 47.1%, Silver Equivalent 52.3%
- Pan American: Silver 14.4%, Silver Equivalent 17.2%
- Silver Wheaton: 13.7%
- Hecla[3]: 0.0%

Note:
1. Analyst estimates, does not include base metals
2. Represents compound annual growth rate for 2 years from 2007-2009
3. Hecla silver growth of 5% offset by negative gold growth, net silver equivalent growth=0.0%

Leading Silver Resource Base

New Coeur has the largest precious metals resources base of its peer group



Silver Equivalent Resource (M Oz)[1]
M oz Ag Eq

	New Coeur	Pan American	Hecla
Inferred	152.6	249.6	73.4
Measured and Indicated	564.1	294.8	160.0

Gold Resources (koz)

	New Coeur	Pan American	Hecla
Inferred	949	-	228
Measured and Indicated	3,390	-	857

Note:
1. Company announcements

Leading Liquidity

New Coeur will be the most liquid silver stock



Days for 1 turn of float

Average Daily Trading Volume (US$m)

- Volume (LHS)
- Days to turn float (RHS)

New Coeur   Pan American Silver   Silver Wheaton   Hecla

Source: Bloomberg
1. Liquidity calculated by adding average daily volumes by share by exchange for all exchanges where each company listed for the period 28th April 2006 – 27th April 2007
2. Converted prices to USD by using the following exchange rates as at 27th April 2007; AUDUSD: 0.8339 EURUSD: 1.3641 CADUSD: 0.8967
3. New Coeur calculated by combining the historical liquidity of Palmarejo, Bolnisi and Coeur for the period 28th April 2006 – 27th April 2007

10

Low Cost Silver Producer

New Coeur will have cash costs of less than US$2 per ounce



Silver Cash Cost after credits (2009E)

New Coeur[1]	1.79
Pan American Silver[2]	2.34
Old Coeur[2]	3.85
Silver Wheaton[2]	4.00
Hecla[2]	4.74

Sources:
1. Coeur management estimates, based on Palmarejo mineral resource estimates and all the metallurgical and mining studies completed to date
2. Based on analyst estimate

COEUR
THE PRECIOUS METALS COMPANY

Palmarejo Silver and Gold Corporation

BOLNISI GOLD NL

Strong Balance Sheet to Finance Growth

New Coeur has the capacity to finance new mines without dilution



US$m

Pro-forma Cash and equivalents as at 31 Dec 2006[1]	382
San Bartolome Capital[2]	119
Kensington Capital[2]	78
Palmarejo Capital[3]	39
Cash Remaining[4]	146

Notes:
1. Calculated from Coeur, Bolnisi and Palmarejo financial statements for the period ended 31 December 2006 using the exchange rates as at 31 December 2006
2. Company estimate
3. Represents total project cost of $85m less order commitments and expenditure of $46m as at December 2006
4. Does not include operational cash flow generated from 1 Jan 2007

Assets located in the Americas

- **Well diversified portfolio generally located in preferred mining jurisdictions primarily the Americas**

- **Merger adds strategic land position in Mexico's premier silver district**

Palmarejo, Mexico

	Ag koz	Au koz	Ag Eq koz
M&I	89,260	971	146,549
Inferred	41,530	495	70,735

Broken Hill, NSW

	Ag koz	Au koz	Ag Eq koz
M&I	25,842	-	25,842
Inferred	33,674	-	33,674

Endeavour, NSW

	Ag koz	Au koz	Ag Eq koz
M&I	57,347	-	57,347
Inferred	2,765	-	2,765

Rochester Mine, Nevada

	Ag koz	Au koz	Ag Eq koz
M&I	16,739	135	24,704
Inferred	-	-	-

Martha Mine, Argentina

	Ag koz	Au koz	Ag Eq koz
M&I	8,034	12	8,742
Inferred	2,875	3	3,052

Kensington Project, Alaska

	Ag koz	Au koz	Ag Eq koz
M&I	-	1,975	116,525
Inferred	-	243	14,337

San Bartolome, Bolivia

	Ag koz	Au koz	Ag Eq koz
M&I	152,042	-	152,042
Inferred	3,851	-	3,851

Cerro Bayo Mine, Chile

	Ag koz	Au koz	Ag Eq koz
M&I	14,847	297	32,370
Inferred	11,944	208	24,216

COEUR
THE PRECIOUS METALS COMPANY

Palmarejo Silver and Gold Corporation

BOLNISI
GOLD NL

COEUR
THE PRECIOUS METALS COMPANY

Transaction Summary

Consideration Offered[1]:
- 271.3 million Coeur shares
- Total transaction value of approx US$1.1 billion
- % Ownership 50.6:49.4
- Premium of 14% to the 60 day volume weighted average price of Bolnisi shares
- Premium of 32% to the 60 day volume weighted average price of Palmarejo shares

Exchange Ratio:
- 2.715 Coeur shares for each Palmarejo share
- 0.682 Coeur shares for each Bolnisi share

Structure:
- Plan of arrangement with Palmarejo
- Scheme of arrangement with Bolnisi

Other Terms:
- Break-up fee of 1% of consideration
- Call option over 19.9% of Bolnisi from Bolnisi director

Transaction Approvals:
- 3/4 vote of Bolnisi shareholders, 2/3 vote of Palmarejo shareholders, >50% by Coeur shareholders

BOLNISI
GOLD N L

Note:
1. Based on Coeur last price at close on May 2, 2007 of $4.05; options and warrants in Palmarejo taken out on the basis of Black Scholes valuation

Anticipated Transaction Timetable

Key Milestones	Indicative Dates
Mailing of information to Coeur, Bolnisi, and Palmarejo shareholders	Mid-late June
Coeur shareholder meeting	Mid-late July
Bolnisi shareholder meeting	Late July
Palmarejo shareholder meeting	Late July
Anticipated closing	August

COEUR
THE PRECIOUS METALS COMPANY

Palmarejo Silver and Gold Corporation

BOLNISI
GOLD NL

15

COEUR

THE PRECIOUS METALS COMPANY

Palmarejo Silver and Gold Corporation

Palmarejo – A World Class Silver Project in Mexico

BOLNISI
GOLD NL

COEUR

THE PRECIOUS METALS COMPANY

Palmarejo Silver and Gold
Corporation

Palmarejo – A World Class Silver Asset

- Expected to be one of the world's largest and lowest cost primary silver mines

- Located in prolific Sierra Madre belt in Mexico – the world's largest primary silver producing country

- Construction fully permitted and underway – substantial capital already spent

- Low capital costs relative to significant production profile and substantial resource base

- Significant potential for resource expansion at initial mine (particularly at depth) and from other known nearby targets

- Potential for new discoveries on large land package considered excellent

BOLNISI
GOLD NL

BOLNISI GOLD NL

COEUR THE PRECIOUS METALS COMPANY

Palmarejo Silver and Gold Corporation

World Class Asset in a Proven Silver Region



Sierra Madre Precious Metals Belt
Dolores
Piños Altos
Mulatos
Ocampo
Palmarejo
El Sauzal
Alamo Dorado
Sisa
Luismin
Guanacevi
Fresnillo
Juanicipio

COEUR
THE PRECIOUS METALS COMPANY

Palmarejo Silver and Gold Corporation

BOLNISI GOLD NL

Palmarejo – A World Class Silver Asset

Current Resources:

Measured and Indicated:
- 89.3 M oz Ag
- 1.0 M oz Au
- 146.6 M oz Ag Eq

Inferred:
- 41.5 M oz Ag
- 0.5 M oz Au
- 70.7 M oz Ag Eq

Estimated Annual Production[1]:
(pre-optimization plan)

- 18.5 M oz Ag Eq
- 12 M oz silver
- 110,000 oz gold

Estimated Operating Cost:
(pre-optimization plan)

- <US$1.00/oz after by-product credits

Type of operation:
(pre-optimization plan)

- 2 million tonnes per annum open pit mine

Remaining Capital Costs:
(pre-optimization plan)

- US$34 million

Source: Palmarejo Presentation at The Natural Resource Summit of The Americas – 28 March 2007
1 Based on Palmarejo mineral resource estimates and all the metallurgical and mining studies completed to date

19

Palmarejo – Project Plan

- Plant design and engineering complete for a 2Mtpa open pit operation

- Construction underway since September 2006

- US$50.4m committed or spent to date

- Long lead time items have been purchased

- Optimization plan to be initiated prior to transaction's closing
  - Combined open pit and underground mine scenario to be pursued
  - Production anticipated to commence by the end of 2008



Lower Plant Overview



Concentrate Leach and CIL Area Tank Ring Beams

Source: Palmarejo



Expanding Quality and Size

- **Silver resources have increased by 47% since September 2005**

- **Currently over 2/3 of resources are measured and indicated**

Silver equivalent Resource (M oz)

250
200
150
100
50
0

■ Inferred
■ Measured & Indicated

	June, 2004 Palmarejo – Initial	October, 2004 Palmarejo	September, 2005 Palmarejo	October, 2006 Palmarejo, Guadalupe January, 2007 La Patria
Inferred	64.5	195.4	94.6	70.7
Measured & Indicated			99.4	146.6

Gold Resources (koz)

Inferred	336	1,177	477	495
Measured and Indicated	-	-	495	971

Source: Bolnisi

21

BOLNISI GOLD NL

COEUR
THE PRECIOUS METALS COMPANY

Palmarejo Silver and Gold Corporation

Large Land Package With Excellent Potential



750,000mE
760,00
3,035,000mN
3,025,000mN
N
TENEMENT BOUNDARY
Chinipas 12km
PALMAREJO
La Prieta
La Blanca
La Finca
Temoris 20km
San Juan de Dios
Los Hundidos
Cerro de los Hilos
Todos Santos
Canadensia
Sta Ursula (Victoria)
Guadalupe las Animas
La Patria
Maclovia
5 Kilometres
Guerra al Tirano District
Upper Volcanic Series (Mid - Late Tertiary)
Lower Volcanic Series (Upr Cretaceous-Lwr Tertiary)
Temoris 15 km
Current Mine Site

- Historic gold/silver mining district
- Holdings cover ~12,100 hectares
- Mine located on one of 14 silver targets on the property
- Since drilling commenced in Nov 2003 Palmarejo has proved up a resource of M&I:146 Moz Ag Eq and Inferred: 71 Moz Ag Eq)
- Significant exploration upside exists around the mine sites and at the other silver targets on the property

Source: Bolnisi

COEUR
THE PRECIOUS METALS COMPANY

BOLNISI
GOLD NL

Benefits of Transaction

- Positions Coeur as the undisputed leader in silver

- Coeur gains an important strategic position in Mexico – the world's leading primary silver mining jurisdiction

- Production growth of 47.1% by 2009

- 53% reduction in Coeur's expected 2009 cash costs after credits[1]

- Adds substantial exploration/expansion potential

- Coeur's underground and open-pit expertise will allow for optimization of one of Mexico's highest grade surface ore bodies

- A great opportunity for all shareholders to participate in the development of the Palmarejo mine through ownership of New Coeur stock – the world's premier silver play

1. Management estimate, based on Palmarejo mineral resource estimates and all the metallurgical and mining studies completed to date

COEUR
THE PRECIOUS METALS COMPANY

The Leader in Silver

- Leading Silver Production

- Leading Growth Profile

- Leading Resource Base

- Leading Liquidity

- Substantial Reduction in Cash Costs

- Strong Balance Sheet to Finance Growth

- 100% Leverage to Silver Prices

- **THE "GO – TO" SILVER STOCK**

BOLNISI GOLD NL
COEUR THE PRECIOUS METALS COMPANY
Palmarejo Silver and Gold Corporation

Reserves: Coeur

Proven Mineral Reserves (Year-end 2006)						
			Grade (oz/ton)		Ounces (000's)	
Property	Location	Short tons (000's)	Silver	Gold	Silver	Gold
Rochester	Nevada, USA	3,720	0.66	0.007	2,436	26
Cerro Bayo	Chile	375	10.41	0.20	3,902	75
Martha	Argentina	33	64.05	0.10	2,118	3
San Bartolome	Bolivia	-	-	-	-	-
Kensington	Alaska, USA	-	-	-	-	-
Endeavour	Australia	9,700	1.59	-	15,420	-
Broken Hill	Australia	10,064	1.46	-	14,648	-
		23,892			38,524	104

Probable Mineral Reserves (Year-end 2006)						
			Grade (oz/ton)		Ounces (000's)	
Property	Location	Short tons (000's)	Silver	Gold	Silver	Gold
Rochester	Nevada, USA	-	-	-	-	-
Cerro Bayo	Chile	259	8.66	0.18	2,242	47
Martha	Argentina	66	59.97	0.08	3,966	6
San Bartolome	Bolivia	46,176	3.29	-	151,882	-
Kensington	Alaska, USA	4,419	-	0.31	-	1,352
Endeavour	Australia	11,684	1.42	-	16,563	-
Broken Hill	Australia	2,844	1.18	-	3,368	-
		65,448			178,021	1,405

Mineral Reserves correspond to Ore Reserves per US SEC classification. Metal prices used to determine ore reserves were $8.00/oz. Ag and $475.00/oz. Au at Cerro Bayo, Martha and Rochester; $10.0/oz Ag at Endeavor; $10.12/oz Ag. at Broken Hill; $6.00/oz Ag at San Bartolome; and $550/oz Au at Kensington. Endeavor and Broken Hill reserves are as of June 30, 2006. A detailed discussion of the assumptions, parameters, methods and other factors used to calculate the reserves disclosed herein are contained in the most recent technical report for each of the respective properties listed above. The technical reports have been prepared in accordance with National Instrument 43-101 and are available for review on SEDAR.

COEUR

THE PRECIOUS METALS COMPANY

Resources: Coeur

Measured Mineral Resource (Year-end 2006)						
		Short	Grade (ounces/ton)		Ounces (000s)	
Property	Location	Tons (000s)	Silver	Gold	Silver	Gold
Rochester	Nevada, USA	12,304	0.94	0.01	11,598	88
Cerro Bayo	Chile	455	9.38	0.17	4,267	75
Martha	Argentina	19	39.44	0.06	739	1
San Bartolome	Bolivia	-	-	-	-	-
Kensington	Alaska, USA	-	-	-	-	-
Endeavour	Australia	3,748	3.00	-	11,259	-
Broken Hill	Australia	2,105	2.31	-	4,870	-
		18,631			32,733	164

Indicated Mineral Resource (year-end 2006)						
		Short	Grade (ounces/ton)		Ounces (000s)	
Property	Location	Tonns (000's)	Silver	Gold	Silver	Gold
Rochester	Nevada, USA	2,931	0.92	0.01	2,705	21
Cerro Bayo	Chile	727	6.11	0.14	4,436	100
Martha	Argentina	31	39.24	0.06	1,211	2
San Bartolome	Bolivia	70	2.29	-	160	-
Kensington	Alaska, USA	3,136	-	0.20	-	623
Endeavour	Australia	4,519	3.12	-	14,105	-
Broken Hill	Australia	1,510	1.96	-	2,956	-
		12,924			25,573	746

Mineral resources correspond to mineralized material per US SEC guidelines. Mineral resources are in addition to mineral reserves and have not demonstrated economic viability. A detailed discussion of the assumptions, parameters, methods and other factors used to calculate the resources disclosed herein are contained in the most recent technical report for each of the respective properties listed above. The technical reports have been prepared in accordance with National Instrument 43-101 and are available for review on SEDAR.

Resources: Coeur

COEUR — THE PRECIOUS METALS COMPANY

Inferred Mineral Resource (Year-end 2006)		Short	Grade (ounces/ton)		Ounces (000s)	
Property	**Location**	**Tons (000's)**	**Silver**	**Gold**	**Silver**	**Gold**
Rochester	Nevada, USA	-	-	-	-	-
Cerro Bayo	Chile	1,328	9.00	0.16	11,944	208
Martha	Argentina	63	45.76	0.05	2,875	3
San Bartolome	Bolivia	1,096	3.52	-	3,851	-
Kensington	Alaska, USA	1,184	-	0.21	-	243
Endeavour	Australia	1,102	2.51	-	2,765	-
Broken Hill	Australia	7,256	4.64	-	33,674	-
		12,029			55,109	454

Mineral resources correspond to mineralized material per US SEC guidelines. Mineral resources are in addition to mineral reserves and have not demonstrated economic viability. A detailed discussion of the assumptions, parameters, methods and other factors used to calculate the resources disclosed herein are contained in the most recent technical report for each of the respective properties listed above. The technical reports have been prepared in accordance with National Instrument 43-101 and are available for review on SEDAR.

Resources: Palmarejo

Resources							
	Palmarejo[1]		Guadalupe[2]		La Patria[3]	
	Silver (Oz)	Gold (Oz)	Silver (Oz)	Gold (Oz)	Silver (Oz)	Gold (Oz)
Measured & Indicated	89,260,000	971,000				
Inferred	17,930,000	169,000	19,570,000	155,000	4,030,000	171,000
Total	107,190,000	1,140,000	19,570,000	155,000	4,030,000	171,000

Note:

1. Source: Palmarejo Updated Resource Statement – 24 October 2006 - A 0.8 g/t AuEq cutoff has been applied to Palmarejo - only those blocks with higher interpolated grade than these cutoffs have been included in the resource statement above.

2. Source: Palmarejo Initial Resource Statement for Guadalupe – 24 October 2006 – 0.8 g/t AuEq cutoff has been applied to Guadalupe above 1300 m elevation. A 3 g/t AuEq cutoff has been applied to Guadalupe below 1300 m elevation. Only those blocks with higher interpolated grade than this cutoff have been included in the resource statement above.

3. Source: Palmarejo Initial Resource Statement for the La Patria Project – 16 January 2007 – A 0.8 g/t AuEq cut-off has been applied to the La Patria resource estimate. Only those blocks with higher interpolated grade than this cut-off have been included in the resource statement above.

BOLNISI
GOLD NL

Creating the World Leader in Silver



BOLNISI GOLD NL

COEUR
THE PRECIOUS METALS COMPANY

Palmarejo Silver and Gold Corporation

May 2007

NYSE: CDE
TSX: CDM
www.coeur.com

